EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Lennox International Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-155796) on Form S-3 of Lennox International Inc. and subsidiaries of our report dated February 18, 2010, except for note 27, which is as of May 3, 2010, with respect to the consolidated balance sheets of Lennox International Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years the three year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, included in this Current Report (Form 8-K) and the annual report on Form 10-K for the year ended December 31, 2009 of Lennox International Inc.
/s/ KPMG LLP
Dallas, Texas
May 3, 2010